    As filed with the Securities and Exchange Commission on November 17, 2000
                                                              Reg. No. 0
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   FORM 10-SB
                                 AMENDMENT NO. 1


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                        Digital Descriptor Systems, Inc.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)


            Delaware                                              23-2770048
---------------------------------                            -------------------
  (State or other jurisdiction                                 (I.R.S. Employer
of incorporation or organization)                            identification No.)


446 Lincoln Highway, Fairless Hills, Pa.                      19030
--------------------------------------------------------------------------------
(Address of principal executive offices)                   (Zip code)

Registrant's telephone number: (267) 580-1075

Securities registered pursuant to Section 12(b) of the Act:  None



Securities registered pursuant to Section 12(g) of the Act:


   Common Shares issued and outstanding as of September 30, 2000 - 19,806,612
                            $.001 par value per share


================================================================================

PART I.

ITEM 1.  Description of Business

(a)      Business Development:

         Digital Descriptor Systems, Inc., a Delaware corporation incorporated in 1994, is the successor to Compu-Color, Inc., an Iowa corporation. The operations of the Company were started as a division of ASI Computer systems, Inc. of Waterloo Iowa in 1986. Compu-Color, Inc. was formed in July 1989 and as of July 1, 1989 purchased the assets of the Compu-Color division of ASI Computer Systems, Inc.

         The Company's management team includes Garrett U. Cohn, the Company's President and a Director, Michael Pellegrino, Vice President and Chief Financial Officer, Michael Robert Ott, Vice President of Sales and a Director and Randolph
W. Hall, Vice President of Operations.

         The Company's principal offices and facilities are located at 446 Lincoln Highway , Fairless Hill, Pa. 19030 and its telephone number is (267) 580-1075.

(b)      Business of Registrant:

         The Company develops, assembles and markets computer installations, consisting of hardware and software, which capture video and scanned images, digitize the image, link the digitized images to text and store the image and text on a computer database which allows for transmitting the image and text by computer or over telephone transmission lines to remote locations.



         Imaging technology enables computers to record, store and retrieve both textual information and visual images. The common problem in imaging technology is how to record, store, process and retrieve information and images within the same system. The Company's software programs utilize technology to link the textual information with the images so that customers can record and retrieve related text and images. The Company originally developed the software to address the information retrieval problems of tax assessors. The Company subsequently adapted the software for use by law enforcement agencies and management of jail facilities. The Company's software also addresses different information retrieval needs such as reproducing line ups and producing housing badges (jails), bar coded wristbands for identification which facilitates movement within jails and courts and storing and retrieving hand written and computer generated document images within arrest records.

         The Company anticipates that in the future it will need to adapt its imaging technology software to new uses, such as security devices, employee identification systems and inventory control systems. These potential applications are currently in the discussion phase and there are no Company resources budgeted for them at this time.

         The principal product of the Company is the Compu-Capture(R) Law Enforcement Program, which is marketed to law enforcement agencies and jail facilities. The program captures a video or scanned image (mug shot) of a subject that is stored by computer application along with the booking record, physical description and other pertinent information about the subject. Compu-Capture(R) was introduced into the market in 1989. Since that time, the Company has installed approximately 350 systems in 46 states in the United States, Europe, South America, Canada, Mexico and Bahamas. During fiscal year 2000, 1999, 1998 and 1997, 99% of the Company's revenues have been to domestic customers.

         The Company also markets the Compu-Color(R) Assessor Program that combines digitized images from videotapes or photographs of real estate with buildings or other improvements, together with relevant tax assessment information. Compu-Color(R) was introduced in 1986. The program was designed for use by local tax assessors as a method of maintaining a visual record of all assessed improved properties that can be rapidly accessed with the relevant textual information. The Compu-Color Assessor Program contributed approximately two percent of the Company's revenues in 1999. The market for this product is minimal and has negative margins, therefore, the Company will be withdrawing from this portion of the market place within the next twelve months.


                              Product and Services

         Digital Descriptor Systems, Inc. ("DDSI") provides hardware and software computer installations to law enforcement agencies and tax assessors, which installations utilize digitized video and scanned images and text in order to record and retrieve information. The Company has developed and utilizes computer programs that digitize videotaped or scanned images to a computer program medium and provide for rapid retrieval of the information together with related textual information pertaining to the property or subject.

Compu-Capture(R)

         Compu-Capture(R) is the law enforcement application of the Company's system which combines digitized image and textual information. The system has been developed primarily for the criminal justice market, including law enforcement, jail and correctional facilities.

         Information is entered into the Compu-Capture(R) system at the time a subject is booked or enters the facility. A video image of the subject, a "mug shot", is taken by the booking officer. One problem experienced by law enforcement agencies in booking subjects is the risk to officers as a result of the physical movement and transportation of subjects during the booking process. The Compu-Capture(R) system allows the law enforcement agency to complete more than one stage in the booking process, such as entering booking information and taking a mug shot, at one location. In addition, the Compu-Capture(R) system reduces the time needed to take and process mug shots and improves the quality of the mug shot. The booking officer can preview each mug shot image on the computer screen before processing and storing the image to insure accuracy and clarity. Once an acceptable image is obtained, the booking officer can rapidly store the image through the computer application, along with the booking record, physical characteristics and other pertinent text material.

         The information entered into the Compu-Capture(R) system can include names, aliases, physical characteristics, such as size, hair color, facial scars or physical deformities, and fingerprint codes. The Compu-Capture(R) systems allow the officer conducting a search to assign priorities or values to physical characteristics for the computer's search of the database of existing subjects. Features that are difficult to disguise or alter, such as facial scars, can be assigned higher values than other characteristics such as hair color or facial hair. In the requested search, the Compu-Capture(R) system produces images that meet or exceed the suggested requirements of the Department of Justice National Crime Information Commission 2000 ("NCIC" 2000), the standard adopted by Federal Bureau of Investigation for the quality of mug shots and their transmission. The NCIC does not certify or otherwise approve any mug shot systems.

         Once entered into the Compu-Capture(R) system, the visual image and textual material can be utilized in a variety of ways. Mug shots can be retrieved on the computer screen or printed individually, with or without text information, or as part of a computer generated line-up. The digitized mug shot and information can be transmitted to remote locations by telephone line or radio frequency or through computer networks and can be retrieved rapidly from central and/or remote locations.


         To date, the Company has installed approximately 350 Compu-Capture(R) systems.


         The Compu-Capture(R) system's technology can be used in commercial applications that are unrelated to law enforcement. The Company believes that versions of this system are suitable for security or access control, identification cards with photographs for employee identification, voter registration cards, national welfare identification cards, drivers' licenses, all with or without the use of fingerprints and/or signatures. This technology can also be applied to inventory control systems and bar-coding or RF technology. The various products that the Company currently provides are as follows:


         Compu-Capture(R) 2000
         Compu-Capture(R) 2000 (CPC2000) is the Company's stand alone application. This version of the Compu-Capture(R) product line contains its own database and can function on its own without integration to an existing records or jail management system. The database allows for the capture of basic demographic system. The database allows physical characteristics. This information can then be sorted for quick and easy retrieval of a particular record or various records with similar characteristics. CPC2000 can be used on a stand alone Personal Computer or networked together. The price range for the Compu-Capture (R) 2000 is $12,000 to $45,000. The price range varies depending on the size of the system ordered and the jurisdictions specific requirements.

         Compu-Capture(R) 2000/FE
         Compu-Capture(R) 2000/FE is the Company's "front end" product that image-enables any host based records or jail management system. The advantage to this product is it eliminates multiple databases and duplicate data entry from one system to another. The price range for the Compu-Capture (R) 2000/FE is $16,000 to $50,000. The price range varies depending on the size of the system ordered and the jurisdictions specific requirements.

         Compu-Capture(R) 2000/API
         The Company is the only Company to offer its API's to system integrators with client server applications. A systems integrator can make calls to these API's and build a seamless interface from their records or jail management system to the Company's imaging system. The benefit for the end user is a self contained product. That has a consistent look and feel, eliminating the need to learn the functionality of two separate systems. The price range for the Compu-Capture(R) 2000/API is $16,000 to $50,000. The price range varies depending on the size of the system ordered and the jurisdictions specific requirements.

         Compu-Capture(R) lite
         The Company has developed a "lite" version of its software to address the needs of smaller agencies of the arresting market. The "lite" version will provide an entry-level system that the jurisdictions can build upon. It is anticipated that this system will be launched about the fourth quarter of 2000. The base price for the Compu-Capture(R) lite is $3995.

         Compu-Sketch
         The Compu-Sketch product is a composite sketching program, that allows an individual with little to no artistic ability to draw a sketch of a persons face as described by the witness. The program contains an interactive witness module that asks the witness basic questions which are then used to create the composite face. The application consists of over 40,000 features, that when combined can create millions of different looking suspects. The user simply selects a description of each face part from a menu and the system will then assemble the parts to complete the composite. The user can manipulate each part and/or add accessories, such as hats, jewelry and facial hair. The Compu-Sketch is presently installed in approximately 500 jurisdictions worldwide. Based on the estimated number of jurisdictions worldwide, we believe the existing market for the Compu-Sketch is approximately 100,000 locations where units could be placed. There is no guarantee that the Company can place products at any of these locations. The base price for the Compu-Sketch(R) is $2495.



         Compu-Scene
         The Compu-Scene program makes accident and crime scene drawings easy. The application uses a computer aided drafting program to compose the drawings with simple drag-n-drop technology to place the specialized drawings or templates. The Company has created hundreds of templates including; weapons, body parts, furniture, vehicles, shrubs, street signs, etc. The user simply draws a room or intersection to scale with the CAD program and then simply drops in the pre-drawn templates to complete the scene.

         SI-3000

        The Company's management believes that the type and amount of information a company, agency or jurisdiction collects and generates is growing at a fast pace. The variety of information collected includes hand written documents, computer generated reports, mugshots, fingerprints, photographs, video and digital images. The Company believes that most agencies have their information stored in multiple formats and locations and is generally maintained in a stand-alone environment (i.e. in file cabinets and non-networked computer databases). In order for the information to be useful, it must be accurate and easily accessible throughout the agency. Without an integrated information management strategy, data integrity suffers while productivity diminishes. The Company believes that today's technology trend is moving towards client server applications in an open environment (i.e. allowing access to information stored at multiple locations) because system server applications provides agencies with a method to share data while driving computing costs down.


         SI-3000 is an information management strategy that capitalized on the above referenced technology trend. The SI-3000 provides companies and agencies the opportunity to purchase products and services that will move them in the direction of "paperless environment".


         The SI-3000 product creates an "Electronic file folder", that integrates hand written documents, computer reports, photos, fingerprints, signatures and data into a central repository. Once the information is indexed, it becomes accessible to the end user in a multitude of ways, all with a single easy to use interface. In addition, SI-3000 can be easily customized by non-programming personnel. This provides a significant competitive advantage in the labor-intensive systems integration business. The price for the SI-3000 is $45,000 to $285,000. which is reflected by the scalability of the final design and multi-jurisdictional requirements, for example state or county correctional locations.


Compu-Color(R) Assessor Program

         The Compu-Color(R) Assessor Program has recently been discontinued by the Company. A lack of a national imaging standard has made this an unprofitable product to carry. This product applies imaging technology to produce digitized images related to textual information for use in tax assessment jurisdictions. Tax assessors generally maintain picture of all properties with buildings or other improvements within their jurisdictions. The Compu-Color(R) Assessor Program allows an assessor's office to electronically maintain this picture as part of a computer system that links the image with relevant text about the property. The image and text can be retrieved and viewed together on the computer screen or printed out on an attached printer.

         The Compu-Color(R) system processes a video or photographic image of improved properties and stores the image to a computerized record, together with relevant information from the assessor's records with respect to the improved properties. The program can create a hard copy picture of the image, including images of any comparable improved properties.

         As an additional service that was provided for assessor's offices interested in purchasing the Compu-Color(R) system, the Company will process and store the assessor's existing files on a Compu-Color(R) system. This service will enable assessors to have all records on the same computerized system.

Maintenance and Support

         In addition to the installation of the Company's systems in an agency (tax assessor or law enforcement), the Company trains the personnel of the agency in the use and operation of the system. After installation, the Company provides maintenance and support for a limited period of time. The Company also offers its customers ongoing maintenance and support plus updates of the software, for an annual fee.

Over ninety percent (90%) of the Company's customers purchase ongoing maintenance and support at the time of installation of the system.

New Products

         FMS  ("Fingerprint Matching System")


         In February of 2000, the Company secured a royalty license from Harris Corporation, Melbourne, Florida for a software suite called PowerMatch(TM) that enables the end user to capture, digitize, store, retrieve and/or match or sort fingerprints. The Harris agreement provides the Company with a worldwide, non-exclusive license to use the Power Match Software (FMS). The Company is subject to a royalty fee amounting to thirty percent (30%) of gross revenue for each FMS sold, leased, bartered or exchanged by the Company. The royalty fee is to be paid quarterly. The FMS is a fingerprint matching solution and can be utilized either as a stand alone unit or in conjunction with the Compu-Scan Device. (See Exhibit10.1)


          DDSI renamed the software FMS ("Fingerprint Matching System"). DDSI has the license for the systems use in the criminal justice field. The license calls for the Company to pay a sliding scale royalty fee to Harris Corporation on FMS gross sales. To date no FMS sales have occurred.

         The current Compu-Capture(R), Compu-Scan 3000 and SI 3000 can be integrated with this software. It performs its matching, storage and capturing functions under the FBI approved AINSI-NIST and NCIC 2000 regulations. This software has several superior features that allows it to be installed on NT servers as well as PCs, for example and thus is very flexible in jurisdiction's size. Since it is completely scalable, DDSI can offer it for large national databases such as voter registration, drivers license or national security identification systems. Many of the current installed jurisdictions of DDSI can use a positive ID system integrated to their mugshot and records management modules.

         The Company's current sales force will offer FMS along with the current products. Additional sale personnel will be added as sales acceptance warrants.

         Compu-Scan 3000


         The Company entered into in a development contract with ISC/US, an engineering firm having a specialized background in fingerprint technology, to develop a computerized inkless fingerprint capture device called the Compu-Scan. The commercialization of this technology has been the primary focus of the Company's development activities in 1999. Under this agreement, the Company granted ISC/US the funds (non reimbursable) to develop the Compu-Scan based on certain specification requirements provided by the Company. The development process of the Compu-Scan will not be deemed complete until FBI certification is achieved. In return, the Company has worldwide rights to sell this product without a royalty fee. FBI certification will be necessary to sell the Compu-Scan device to the state, local and federal jurisdictions, but such certification is not required to sell the device for commercial (non government) uses (See Exhibit 10.2).

          The Company plans to distribute the Compu-Scan, a non-contact inkless direct reader fingerprint system in conjunction with its Compu-Capture(R) products. Additionally, the Company intends to market the non-contact inkless fingerprint system for commercial applications, such as in the security and biometric systems industry, which can incorporate the product in access control devices. The Company's non-contact inkless fingerprint system electronically reads and creates a digital image of a fingerprint. Competitive contact inkless fingerprint capture devices record fingerprint images by rolling (contacting) the fingers of a subject on the surface of an optical assembly, creating an optical image of the fingerprint. The optical image is then converted into a digital image by a photo-imaging detector. In contrast, though the Company's non-contact device operates in a similar manner, there is no direct contact by the finger to the device. The Compu-Scan captures the fingerprint in the following manner: the finger is placed over an opening in the Compu-Scan which projects a light onto the suspended finger upon which a camera captures the resulting reflected fingerprint image.

         Under federal regulation, law enforcement agencies in the United States may only utilize fingerprint systems that have passed an extensive FBI certification process. As a result any inkless fingerprint system developed by the Company must pass the FBI certification process before it can be distributed to law enforcement agencies in the United States. The Company can supply an inkless non-contact fingerprint system prior to FBI certification for commercial business use, for example, for ATM machines, biometric identification for Universities, libraries, access control and any such commercial application which does not require a rolled fingerprint match.

         Concerning receiving the above referenced FBI certification; the Company has completed five of the final seven tests required. Resubmission for certification is anticipated by December 1, 2000. There are no assurances by the Company that the FBI will certify this technology and device.


Marketing

         Law Enforcement Applications
         The Company markets and sells its Law enforcement product line through an internal sales force, an independent dealer network and vendors of compatible software applications.

         The Company employs eight full-time regional employees in sales, marketing or sales management. Leads are generated by the Company's marketing department and followed up by the salesmen, who sell directly to the end user. The employees also work with sales employees of other vendors in making sales calls and proposals.

         Additionally, the Company markets its Law Enforcement products through vendors of compatible software application such as IBM Business Partners and other hardware suppliers. See below "IBM and other Partners" for more detail.

         The Company anticipates that its future marketing strategy for its Law Enforcement products will focus on expanding the quality and size of sales to law enforcement agencies and jail facilities of its existing Compu-Capture(R) program and new compatible products in the same field, such as Compu-Sketch and Compu-Scene and the new LiveScan (Compu-Scan 3000) device. In its latest survey conducted by the Law Enforcement Management and Administrative Statistics (LEMAS) program of the Bureau of Justice Statistics of the United States Department of Justice (the "LEMAS Survey"), of a nationally representative sample of state and local police departments indicated that there are approximately 17,000 state and local law enforcement agencies. Of those agencies, 52% of the agencies surveyed, employing 90% of all sworn officers, were using one or more types of computers. Of local police departments surveyed, 30% use computers for criminal investigations, criminal histories and Uniform Crime Reports. The Company believes that as law enforcement agencies become more familiar with available technology, and agencies like the FBI continue to require certain standards of reporting crimes (NCIC2000), the market for products using computer technology, such as Compu-Capture(R), Compu-Scan and Compu-Capture(R) lite will increase.

         Customers
         The Company maintains a continuing relationship with its customers based upon support services and periodic upgrades of the Compu-Capture(R), Compu-Color(R) and Compu-Sketch software. Although the major revenue-generating event is the initial installation and any significant expansion of that installation, the annual sales of maintenance support services, which the Company performs subsequent to the installation, generates approximately 15% of the installed software license fee.

         The Company also relies on maintaining ongoing relationships with vendors, especially IBM Business Partners, for continuing sales introductions to new customers. The Company has concentrated on expanding the compatibility of its Compu-Capture(R) system with more computer software applications in order to expand the number of vendors that may recommend the Company's products.

         Business Alliances
         Currently approximately one-half of the revenues from the Company's sales are generated from business alliance relationships. One such business alliance is with IBM. IBM establishes a business alliance with certain vendors that sell software applications that are compatible with IBM hardware. To increase its sales through these alliances, the Company has directed a portion of its research and development efforts in the last five years to developing software interfaces which enable the Compu-Capture(R) program to operate in conjunction with various records and jail management applications and other law enforcement programs using IBM compatible hardware. The Company believes that part of its growth will continue to come through these business alliances.

         The Company has recently begun exploring the market for its products in the European, South and Central American and other international markets. The Company is also working in conjunction with IBM to develop some of these countries by displaying and making its products available by IBM at their Electronic Institute for Government, located in Washington D.C. This facility brings in IBM sales personnel and end users from around the world to preview IBM's entire Public Sector offerings. IBM has duplicated this facility in Shanghai, China and has ordered and installed a similar display to demonstrate the Company's products there.

         Greater Penetration of Existing Customers

         In addition to seeking new customers, the Company has recently established a marketing program to focus on the existing customer base, which is potentially over 1,000 agencies. The Company believes with this addition that it can now capitalize and generate increased revenues from its existing customers.

         Due to the high market penetration by the Company's strategic alliances, the Company believes that it will be able to eliminate the formal bid process in many jurisdictions where such strategic alliances are located. In these cases, add-on or complimentary products can be purchased directly through the incumbent vendor. This will help to expedite the normally long sales cycle and to eliminate the costly and time-consuming proposal process.


         Strategic Acquisitions and Alliances
         Depending on the availability of funds, the Company intends to continue developing software interfaces to make its products compatible with new and expanded versions of systems offered by IBM strategic alliances or other vendors of law enforcement software. The Company believes that expanding the number of computer systems with which the Compu-Capture(R) and Compu-Color(R) systems are compatible will assist the Company in maintaining its competitiveness.

         Sales by Geographic Area
         During the last three fiscal years, 99% of the Company's revenues have been from domestic customers. The only foreign business that has been done in that time frame was with the government of the Bahamas. The sales for 1999, 1998 and 1997 were $3,040, $23,004 and $91,116 respectively, or an aggregate for the three years of approximately $117,160.

Competition

         The Company offers multiple solutions to the Criminal Justice market with its competitive position varying by product.

     The Company's Compu-Capture(R) system (video imaging mug shot solution), currently has two national competitors, Printrak Inc., Anaheim, CA (recently purchased by Motorola-NYSE:"MOT") which has approximately 200 video mugshot installations, and ImageWare Systems (AMEX "IW") of San Diego, California, which has approximately 65 installations. Compu-Capture is considered the leader in the video imaging industry by number of installation locations. The Compu-Capture(R) system provides greater functionality then its competitors through its ability to interface with other systems.

         The Compu-Scan 3000 Livescan device is not yet available to the industry and consequently is behind its two main competitors, Digital Biometrics, Inc. (NASDAQ: "DBII"), and Identix Incorporated (AMEX: "IDX") market inkless computerized fingerprint capture systems on a national basis and each have received FBI certification. Both companies are publicly held corporations and have been marketing their fingerprint systems for several years. The Company intends to market its Compu-Scan inkless fingerprint system in conjunction with its Compu-Capture(R) system as well as in a network or a stand-alone mode.

         The Compu-Sketch is the first computerized, non artistic, professional composite system offered. Though there is significant competition is this field, the Company believes the Compu-Sketch provides an easier system to use plus offers a larger data base than its competitors.

         The Company's Compu-Scene product is not individually marketed. The Company carries it in order to provide to its customers a more complete package of products.

         The SI-3000 Systems Integration solution has no direct competitors. The SI3000 is marketed to large multi-jurisdiction counties.


         The FMS solution resembles other fingerprint capture, store, retrieve and compare software, but is different in both the size of the database it can store and search, and in the scalability of hardware requirements. The Company plans to sell the FMS as a stand-alone matching solution as well as to integrators, and intends to package it with its Compu-Scan system.

         Motorola's entrance into the Criminal Justice field by the purchase of Printrak Inc., offers a suite of solutions from data transmission to MDT (patrol cars) through bookings, fingerprint capture, mugshots and related systems. Printrak's products are centered around records management, jail management and AFIS solutions. AFIS is a large computerized installation used generally at the state level, that compares fingerprints that are entered into the system from different jurisdictions and identifies those prints within hours versus days and weeks when done by hand. Printrak's main product by dollar volume is AFIS. The Company believes that Motorola would most likely specialize in large installations, where as the Company's target is the small and medium size markets. Thus, we believe Motorola's entrance into the industry should have a minimal negative affect on our Company and management believes Motorola's entrance into the field will help advance product knowledge to the digitized imaging market.

         The Company believes its inkless non-contact technology is a superior technology compared to the older generation inkless contact method. Our approach does away with the expensive cost of replacing the glass platen as a result of wear and tear, and the smearing of oily residue from fingers placed on the platen and other contact related problems. In addition, the Company's device provides for officer safety by limiting physical contact (the positioning of suspects fingers by holding his hand in place) with the suspect in the fingerprint capture sequence. The Company's inkless non-contact device is substantially smaller than the inkless contact device (the size of two VCR's for the non-contact devices compared to the size of a standard refrigerator for the contact device). Our Compu-Scan 3000 also has no moving parts and therefore does not need frequent recalibration as do the inkless contact devices. The price of the Company's device will be competitive, and the cost to operate will be less expensive due to its simple mechanical design.


Suppliers

         The Company has sold most of its systems for use on IBM or other manufacturers' personal computers. However, the Company's programs are compatible with the IBM AS400 or IBM clones and also products of other computer manufacturers. The peripheral equipment used in connection with the Company's system, such as video equipment, can be provided by a wide range of manufacturers. As a result the Company is not dependent on any particular supplier or raw material.

Government Regulation or Government Approval

         Most law enforcement agencies purchasing new or upgraded or expanded systems require that the system meet the requirements of NCIC2000, ANSI-NIST standards and standards issued by the National Crime Information Commission and by the FBI. All DDSI products and solutions meet these requirements.

         The FBI has developed an extensive certifying process that an inkless fingerprint system must pass before the FBI will accept cards produced by that system. ISC/US, has agreed to grant the Company the right to distribute an inkless fingerprint system that has not been certified by the FBI. While there is no assurance that the Compu-Scan inkless fingerprint system will successfully complete the FBI certification process, the system produces fingerprint cards similar in quality and type to other fingerprint systems that have been approved by the FBI. The Company believes that its Compu-Scan inkless fingerprint system will successfully complete the FBI certification process before the end of the fiscal year 2000.


         ISC/US is a Delaware Corporation located in Ft. Lauderdale, Florida, and is not related to any government agency. ISC/US also has development offices in Hamburg, Germany.


Research and Development


         The Company is currently engaged in a development contract with ISC/US, an engineering firm with a specialized background in fingerprint technology, to develop a computerized non-contact inkless fingerprint capture device called the Compu-Scan. Under this agreement, the Company granted ISC/US funds (non reimbursable) to develop the Compu-Scan with the Company receiving worldwide marketing and production rights to this product. The agreement provides that there is no royalty payment involved. FBI certification will be necessary to sell the Compu-Scan device to the United States state, local and federal jurisdictions; however, FBI certification is not required to sell the device for commercial uses. FBI certification is a seven- step process of which five steps have been completed.


         While there are current products that deploy inkless technology, none have the capabilities or the footprint (approximately one-tenth the size of current competitive products) that the DDSI LiveScan will have upon introduction.

Patents, Trademarks and Licenses

         The Company has one patent application, number 09/08/800, for a "Device and Method for Scanning and Mapping a Surface", which was filed in October 1998. The primary use of the device is a contactless fingerprinting system.

         The Company owns the proprietary rights to the software used in the Compu-Capture(R) and Compu-Color(R) programs.

In addition, the Company owns the rights to the trademarks "Compu-Capture(R)", "Compu-Color(R)" and "Compu-Scan(R)" both trademarks have been registered with the United States Patent and Trademark Office.

         The following names are trademarked by the Company and are nationally recognized by our marketplace and associated with the Company: Compu-Capture 2000, Compu-Scan, Compu-Scene, Compu-Color, Compu-Sketch, SI3000, Compu-Capture 2000 FE and Compu-Capture Activex32.

Other Events

         On April 18, 2000, the Company announced that the Washington County, Oregon Sheriff's award DDSI a contract for its Systems Integration System (SI-2000). This systems common interface for accessing data and/or images across the County's entire hardware and software environment.

         On June 15, 2000, the Company announced that the Compu-Scan 3000 ten print capture device was officially submitted to the FBI for certification. The submission process is expected to be completed before the end of fiscal year 2000.

         On July 12, 2000, the Company announced that the Royal Bahamian Police Force is upgrading its original Compu-Capture 2000 imaging system to the Company's new SI-3000 application. This will expand implementation to 32 workstations including mobile imaging from police cars.

Employees

         The Company employs a total of 22 full time employees and no part time employees.

ITEM 2.  Management Discussion and Analysis or Plan of Operations

Plan of Operations


         The short-term objective of the Company is to continue to expand the sale and acceptance of its core business solutions by adding more sales personnel and demonstrating at more trade exhibits. The Company also is pursuing the FBI certification and roll out of the Compu-Scan 3000 fingerprint capturing device in order to capitalize on its unique patent pending technology. The Compu-Scan has completed five of the seven necessary steps to gain FBI approval. The next submission to the FBI should occur by December 1, 2000; however, the Company cannot guarantee a date when the Compu-Scan will receive certification.

         The Company's long-term objectives are to obtain enough products to sell into its basic business market--Criminal Justice -- so that sales will expand adequately to allow for profits. Three such new products are the Compu-Scan 3000, FMS (Fingerprint Matching System), and Compu Capture lite.

         As discussed above the Compu-Scan has completed five of the final seven necessary steps to gain FBI approval and it is estimated that no more than $75,000 of additional development costs will be required to complete these final two steps.

         The FMS (Fingerprint Matching System) is a product that we recently licensed from Harris Corporation (NYSE: "HAR"), Melbourne, FL to sell its product to the criminal justice field. The Company anticipates additional development costs of approximately $100,000 which is required to prepare this product for market. The FMS will need to be integrated as part of the Company's software offerings and will also be introduced to large-project integrators. On February 15, 2000, the Company introduced the FMS to the criminal justice industry. The Company also plans to develop a sales channel into the Federal government.

         The Company believes that it will reach profitability during the first half of 2002. The Company estimates that it will need to raise approximately $500,000 through the sale of its common stock in the next 12 months to cover its operating costs until it can reach positive cash flow and profitability. This estimate considers current operating and marketing dollars plus the remaining costs required to complete for market both the Compu-Scan and FMS solutions.

         One key to the Company reaching profitability is the approval of the Compu-Scan product. Though the Company cannot guarantee a date when the Compu-Scan will receive certification, we are hopeful that the approval will be given sometime within the next six months. We estimate that the Compu-Scan would add one million dollars in revenues in the first twelve months on the market growing to three million dollars in revenues during the second twelve months.

         In conjunction with bringing the Compu-Scan online, the Company is doing the following in its effort to reach profitability:

         a. Cut costs in areas that add the least value to the Company.

         b. Derive funds through investigating business alliances with other companies who may wish to license the Compu-Scan device.

         c. Increase revenues through the introduction of a scaled down version of our Compu-Capture product. The Compu-Capture is a low cost product to manufacture and a scaled down version would open up the up a greater portion of the market place for potential sales.

Results of Operations


December 31, 1999 vs. December 31, 1998

         Revenues for the year ended December 31, 1999 of $2,847,183 increased by 7% from 1998. The Company attributes this to the fact that the SI-3000 product line had an increase in sales and the upgrade to Compu-Capture was completed.

         The Company's gross profit increased 4.9% from 1999 to 1998 due to an increase in total revenues generated by the Company. Overall the gross profit percentage per sale increased 1.8%.

         Costs and expenses increased $61,068 for the year ended December 31, 1999 due principally to the increases in Sales and Marketing expenses.

         The net loss for the Company decreased 9% for the year ending December 31,1999 to ($1,205,517) from ($1,331,931) for the year ending December 31, 1998.


         Net cash used in operating activities for the years ended December 31, 1999 and 1998 was ($866,542) and ($1,080,116), respectively. The change in cash from operating activities of $213,574 was principally due to the change in the net loss year over year.

         Net cash used in investing activities was $589,570 and $19,210 for the years ended December 31, 1999 and 1998 respectively, reflecting a change of $570,360. This increase was a result of increased software development costs of $413,604, the purchase of furniture and equipment resulting in a net change of $60,364 and a decrease of $92,542 from the sale of short-term investments in 1999.

         Net cash from financing activities was $1,664,716 and $1,032,819 for the years ended December 31, 1999 and 1998 respectively, reflecting a change of $631,897. This increase was principally due to proceeds received from the issuance of the Company's common stock.

December 31, 1998 vs. December 31, 1997

         Sales for the year ended December 31, 1998 of $2,659,701decreased by 11% from 1997. The Company attributes this to the long sales cycle of its new SI-3000 product and the fact that its main product, Compu-Capture was being upgraded to a 32-bit version.

         The Company's gross profit decreased 10% from 1998 to 1997 due to a decrease in total revenues generated by the Company. Overall the gross profit percentage per sale increased 1%.

         Costs and expenses decreased $14,994 for the year ended December 31, 1998 due to the decreases in General Administrative, Sales and marketing and Research and Development expenses.

         The net loss for the Company increased 31% for the year ending December 31,1998 to ($1,331,931) from ($1,018,517) for the year ending December 31, 1997.

         Net cash used in operating activities for the years ended December 31, 1998 and 1997 was ($1,080,116) and ($442,373), respectively. The change in cash from operating activities was $637,743 due to continuing losses by the Company.

         Net cash used in investing activities was ($19,210) and ($6,592) for the years ended December 31, 1998 and 1997 respectively, reflecting a change of ($12,618). This increase was a result of purchase of furniture and equipment resulting in a net change of $79,052 offset $65,709 from the sale of short-term investments.

         Net cash used in financing activities was ($1,032,819) and ($50,000) for the years ended December 31, 1998 and 1997 respectively, reflecting a change of $1,082,819. The increase is due to proceeds received in 1998 from the issuance of the Company's common stock.

Liquidity and Capital Resources

         The Company's revenues have been insufficient to cover the cost of revenues and operating expenses. Therefore, the Company has been dependent on private placements of its common stock in order to sustain operations. In addition, there can be no assurances that the proceeds from private or other capital will continue to be available, or that revenues will increase to meet the Company's cash needs, or that a sufficient amount of the Company's common stock or other securities can or will be sold or that any common stock purchase options/warrants will be exercised to fund the operating needs of the Company.



December 31, 1999

          At December 31, 1999 the Company had assets of $2,049,383 compared to $1,372,905 on December 31, 1998. Total stockholders' equity of $445,498 on December 31, 1999 compared to a stockholders deficit of $37,701 on December 31, 1998, an increase of $483,199. This increase for the year ended December 31, 1999 resulted from the issuance of the Company's common stock totaling $1,664,716 off set by the 1999 net loss of $1,205,517.

          As of December 31, 1999 the Company had a negative working capital of $396,500, a decrease of $21,532 from a negative working capital of $374,968 at December 31, 1998, which was primarily a result of an increase in accrued expenses of $71,700, an increase in cash of $208,604, and an increase in deferred income of $265,117.

December 31, 1998


         On December 31, 1998 the Company had assets of $1,372,905 compared to $1,548,745 on December 31, 1997. The Company had a total stockholders' deficit of ($37,701) on December 31, 1998 compared to stockholders' equity of $138,902 on December 31, 1997, a decrease of $176,603. This decrease for the year ended December 31, 1998 resulted from the 1998 net loss of ($1,331,931).

         As of December 31, 1998 the Company's working capital position increased $374,968 from a negative $253,178 at December 31, 1997 to a negative $374,968 at December 31, 1998, which was primarily a result of a decrease in cash of $66,507, and an increase in deferred income of $340,805.

ITEM 3.  Description of Property

The Company operates from a single location. During May 2000, the Company entered into a new five-year operating lease for its office facility. The office facility is located at 446 Lincoln Highway, Fairless Hills, PA. 19030, and contains approximately 5,900 square feet of office space. Future minimum lease commitments in connection with this lease are approximately $49,000 in 2000, $99,000 in 2001, $102,000 in 2002, $105,000 in 2003, $108,000 in 2004 and
$55,000 in 2005.

ITEM 4.  Security Ownership of Certain Beneficial Owners and Management

The following table sets forth current information relating to the beneficial ownership of the Common Stock of the Company by (i) each person owning beneficially more than 5 percent of the outstanding shares of Common Stock, (ii) each Director of the Company and (iii) all Executive Officers and directors of the Company as a group: Percentage of beneficial ownership is based upon 14,380,127 shares of common stock outstanding at December 31, 1999.

                                                           Beneficial Ownership
Name and Address                                               of Common Stock
Of Beneficial Owner                 No. of Shares (3)     Prior to This Offering
-------------------                 -----------------     ----------------------

Garrett U. Cohn
249 Willow Parkway
Buffalo Grove, IL 60089               1,381,000 (1)               9.6%

Michael Pellegrino
33 Maple Lane
Brielle, NJ 08730                       185,000                   1.2%

Michael Ott
26415 212th Avenue
Delhi, IA 52223                         215,000                   1.4%

Randolph Hall
505 Northridge Rd.
Collegeville, PA 19426                  163,000                   1.1%

Myrna Cohn Ph.d.
249 Willow Parkway
Buffalo Grove, IL  60089                 31,000                    .2%

Norman Cohn
200 Pine Tree Road
Radnor, PA 19087                        940,000                   6.5%

All Officers & Directors
As a Group                             1,944,000 (2)          13.5%

-----------------
(1) Garrett U. Cohn owns 142,000 shares of stock. In addition, Mr. Cohn has the right to vote 940,000 shares of stock held of record by Norman Cohn pursuant to a Voting Trust Agreement described below, and, as a result of such voting rights, such shares are included in the shares shown as beneficially owned by Garrett U. Cohn.

(2) Of the total Officers and Director's shares, 178,000 shares are options which are 10 year options with a three-year vesting period, vesting 1/3 each year with a strike price of thirty-three cents ($0.33). Also included is a ten-year option for 15,000 shares that vest over four years at a strike price of three dollars and eighty-three cents ($3.30).


(3) Includes all options which are exercisable within the next sixty (60) days.


         Under the terms of the Voting Trust Agreement dated April 19, 1995, between Norman Cohn and Garrett U. Cohn, as Trustee, Norman Cohn has transferred to the trust 940,000 shares of Common Stock of the Company, representing all of the shares of Common Stock owned by him. Under the terms of the Voting Trust Agreement, Garrett U. Cohn, as the Trustee, has the right to vote the stock in the Voting Trust, except as to certain actions, including, but not limited to, any amendment to the certification of incorporation of the Company, merger or sale of substantially all of the assets of the Company or any action which will cause a dilution in the outstanding shares of Common Stock. The term of the Voting Trust is 10 years and shall terminate in April, 2005.

         There are no arrangements known to the Company that at a later date may result in a change in control of the Company.

ITEM 5.  Directors, Executive Officers, Promoters and Control Persons

Directors and Executive Officers

         The following table sets forth the names, ages and positions of the directors and executive officers of the Company.

Name                          Age     Position with Company
----                          ---     ---------------------
Garrett U. Cohn               62      President, Chief Executive Officer, Treasurer and Director
Michael Ott                   48      Vice President and Director
Myrna L. Cohn Ph.d.           61      Director
Michael Pellegrino            51      Chief Financial Officer, Secretary and Director
Randolph W. Hall              41      Vice President

         Garrett U. Cohn has been President, Chief Executive Officer, Treasurer and a Director of the Company since July, 1994. Garrett Cohn graduated from the University of Iowa, Iowa City, Iowa in 1961. His degrees were in Philosophy with a minor in Business. He went into in the merchandise promotion business and designed many national programs for Playboy, Shell Oil Company, Standard Oil Company, American Express, Polaroid Corporation, Fingerhut Manufacturing and many other clients. He was awarded national recognition by developing the largest selling single piece of promotional luggage during the years 1983 to 1986 and was featured in Money Magazine. Following his successful direct merchandising activities, he became President of Rockford Tool Company, Hillside, Illinois which he rescued from bankruptcy and later sold to an investment group. He then returned to his family's business and developed the computer imaging ability into a national video imaging division of ASI Computers called Compu-Color Inc. In 1995 a public Company named Digital Descriptors Systems Inc was formed.

         Michael Ott has been a Vice President of Sales for the Company since July, 1994 and a Director of the Company since August, 1994. Mr. Ott was previously employed by Compu-Color, Inc. as sales manager since its incorporation in 1989. Prior to that time he was sales manager for the Compu-Color division of ASI Computer Systems, Inc. since 1986.

         Myrna L. Cohn, Ph.d. has been President of Cohn Management Systems, Inc. since 1986. Cohn Management Systems, Inc. is a consulting Company wholly owned by Dr. Cohn that specializes in the management of organizational transition and change in mid-sized corporations. Dr. Cohn is the sole employee and in 1997 performed consulting services on behalf of the Company. Prior to organizing Cohn Management Systems, Inc., Dr. Cohn was a management consultant for various companies and was a professor a Loyola University, Chicago, IL.. Dr. Cohn has been a Director of the Company since August, 1994.

         Michael Pellegrino joined the Company in 1995. He is the Vice President, Chief Financial Officer, Secretary and a Director of the Company. For eleven years prior, Mr. Pellegrino was vice president and CFO of Software Shop Systems, Inc. and for six years earlier as Director of Financial Systems for ADP. Mr. Pellegrino has a Bachelors degree in accounting from MSU and a Masters in Finance from Rutgers University, after which he worked at Touche Ross for 3 years.

         Randolph W. Hall joined the Company as the Vice President of Operations in 1996. Prior to joining the Company, Mr. Hall successfully launched and subsequently sold his ownership share of a Company that marketed a records management system for law enforcement agencies called Protocal. Mr. Hall has a degree in Computer Science plus five years of programming experience as well as being the Regional and Training Manager for a software provider servicing a 10 state region.

Audit Committee

The Company is in the process of forming an audit committee. Once the members of the audit committee are selected, an audit committee charter will be drafted. It is anticipated that the audit committee will consist of three individuals and that the selection process should be completed within thirty days of the filing of this registration statement.

ITEM 6.  Executive compensation

The following table summarizes the compensation earned and paid by the Company to each Officer and to all Executive Officers as a group for services rendered in all capacities during the year ended December 31, 1999:

                                                                             Long Term Compensation

                  Annual Compensation                           Awards                 Payouts__________
   (a)            (b)        (c)    (d)      (e)           (f)           (g)            (h)            (I)
Name                                        Other                     Securities                       All
and                                         Annual      Restricted    Underlying                      Other
Principal                                  Compen-        Stock         Options/       LTIP          Compen-
Position          Year     Salary   Bonus  sation($)     Award($)       Sar ($)      Payouts($)     sation ($)
-------------     ----    --------  -----  ---------    ----------    ----------     ----------     ----------
Garrett Cohn
President/CEO     1999    $160,000    0      $0              0             0              0              0
Secretary         1999           0    0       0              0             0              0              0
Michael Ott,
V.P/ Director     1999     110,000    0       0              0             0              0              0
Michael J.        1999     110,000    0       0              0             0              0              0
Pellegrino
V.P./Director
Randy Hall        1999      75,000    0       0              0             0              0              0
V.P.
Total:                    $455,000   $0      $0             $0            $0             $0             $0
All Executive Officers
As a Group                $455,000   $0      $0             $0            $0             $0             $0


Options/Sar Grants in Last Fiscal Year

                                   Number of           % of Total
                                   Securities          Options/SARS
                                   Underlying          Granted to
                                   Options/SARS        Employees in       Exercise or Base
Name                               Granted             Fiscal Year        Price ($/Sh)       Expiration Date
---------------------------------------------------------------------------------------------------------
Garrett U. Cohn, CEO                350,000            38.78%             $0.37               8/31/09
Michael J. Pellegrino, CFO          150,000            16.62%              0.37               8/31/09
Michael Ott, VP Sales               180,000            19.94%              0.37               8/31/09
Randy Hall, VP Operations           150,000            16.62%              0.37               8/31/09
Deb Ott, Sales assistant              5,000             0.55%              0.37               8/31/09

Aggregated Option/Sar Exercises

         None exercised

Employment Agreements

         Garrett U. Cohn, President, Chief Executive Officer and Director. In July, 1994 the Company entered into a 5 year employment agreement with Mr. Cohn which entitled him to a base salary of $150,000 per year which may at the Board of Directors discretion adjust his base salary (but not below $150,000 per year) or grant a bonus. Though past the five-year period, the present employment agreement is to remain in affect until a new employment agreement is drafted. In the interim, Mr. Cohn was granted an increase in his annual base salary of $10,000, making his new base salary $160,000. The Company shall also furnish Mr. Cohn with an automobile and automobile expenses. In addition, Mr. Cohn has received non accountable expense allowances of $49,713, $81,450 , $27,950 and $8,000 in 1999, 1998 , 1997 and 2000 respectively.



         Michael J. Pellegrino, Vice President, Chief Financial and Director. In July, 1998, the Company entered into a two year employment agreement with Mr. Pellegrino, which entitled him to a base salary of $110,000 per year which may at the Board of Directors discretion adjust his base salary (but not below $110,000 per year). Though past the two-year period, this employment agreement is to remain in affect until a new employment agreement is drafted. Mr. Pellegrino is also entitled to participate in the Annual Management Bonus Plan. As a participant in the Annual Management Bonus Plan, Mr. Pellegrino will be eligible to receive bonuses, based on performance, in any amount from 0% to 100% of the Base Salary. In addition, Mr. Pellegrino shall participate in the Management Equity Incentive Plan. As a participant in the Management Equity Incentive Plan, Mr. Pellegrino will be eligible to receive options, which vest over a period of time from the date of the option's issue, to purchase common shares of the Company. The Company shall grant to Mr. Pellegrino, within ninety days of the date of the Agreement, options to purchase such number of common shares of the Company equal to 1% of the number of common shares of the Company outstanding on the date of the Agreement (subject to the vesting and the satisfaction of the other terms and conditions of such options). The Company may also grant to the Employee, following the first anniversary of the date of the Agreement and at the sole discretion of the Board of Directors, options to purchase such number of common shares of the Company equal to 0.25% of the number of common shares of the Company outstanding on the date of the Agreement (subject to the vesting and the satisfaction of the other terms and conditions of such options).


         Michael Ott, Vice President of Sales and Director. In July, 1998, the Company entered into a two year employment agreement with Mr. Ott, which entitled him to a base salary of $110,000 per year which may at the Board of Directors discretion adjust his base salary (but not below $110,000 per year). Though past the two-year period, this employment agreement is to remain in affect until a new employment agreement is drafted. Mr. Ott is also entitled to participate in the Annual Management Bonus Plan. As a participant in the Annual Management Bonus Plan, Mr. Ott will be eligible to receive bonuses, based on performance, in any amount from 0% to 100% of the Base Salary. In addition, Mr. Ott shall participate in the Management Equity Incentive Plan. As a participant in the Management Equity Incentive Plan, Mr. Ott will be eligible to receive options, which vest over a period of time from the date of the option's issue, to purchase common shares of the Company. The Company shall grant to Mr. Ott, within ninety days of the date of the Agreement, options to purchase such number of common shares of the Company equal to 1% of the number of common shares of the Company outstanding on the date of the Agreement (subject to the vesting and the satisfaction of the other terms and conditions of such options). The Company may also grant to the Employee, following the first anniversary of the date of the Agreement and at the sole discretion of the Board of Directors, options to purchase such number of common shares of the Company equal to 0.25% of the number of common shares of the Company outstanding on the date of the Agreement (subject to the vesting and the satisfaction of the other terms and conditions of such options).

          Randolph Hall, Vice President of Operations. In July, 1998, the Company entered into a two year employment agreement with Mr. Hall, which entitled him to a base salary of $75,000 per year which may at the Board of Directors discretion adjust his base salary (but not below $75,000 per year). Though past the two-year period, this employment agreement is to remain in affect until a new employment agreement is drafted. Mr. Hall is also entitled to participate in the Annual Management Bonus Plan. As a participant in the Annual Management Bonus Plan, Mr. Hall will be eligible to receive bonuses, based on performance, in any amount from 0% to 100% of the Base Salary. In addition, Mr. Hall shall participate in the Management Equity Incentive Plan. As a participant in the Management Equity Incentive Plan, Mr. Hall will be eligible to receive options, which vest over a period of time from the date of the option's issue, to purchase common shares of the Company. The Company shall grant to Mr. hall, within ninety days of the date of the Agreement, options to purchase such number of common shares of the Company equal to 1% of the number of common shares of the Company outstanding on the date of the Agreement (subject to the vesting and the satisfaction of the other terms and conditions of such options). The Company may also grant to the Employee, following the first anniversary of the date of the Agreement and at the sole discretion of the Board of Directors, options to purchase such number of common shares of the Company equal to 0.25% of the number of common shares of the Company outstanding on the date of the Agreement (subject to the vesting and the satisfaction of the other terms and conditions of such options).

Employee and Director Stock Option Plans

The Company adopted the 1994 Stock Option Plan, (restated in 1997) ( the "Plan") in order to attract and retain qualified personnel. In October 1998, the Board of Directors voted to amend the plan but has not formally established the amended plan to date and will not do so this fiscal year. However, under the proposed 1998 Plan, the Compensation Committee of the Board of Directors in its discretion may grant stock options (either incentive or non-qualified stock options) to officers and employees. The terms and conditions upon which the options may be exercised will be set out in the Plan. The Plan is intended to provide a method whereby employees of the Company and others who are making and are expected to make substantial contributions to the successful management and growth of the Company are offered an opportunity to acquire Common Stock as an incentive to remain with the Company and advance its interests. Therefore, to date, no options have been granted under the 1998 plan and none will be until the plan is formalized some time during the next fiscal year. On August 31, 1999, the Company granted bonuses to various officers and employees in the form of 902,500 options for shares of the Company's Common Stock, fully vested, with an exercise price of $0.37 per share.

Compensation of Directors

The Directors who are employees of the Company receive no compensation for their services as Directors, either on an annual basis or for each meeting. Directors are not reimbursed for any expenses they may incur in attending meetings of the Board of Directors. Directors who are not an employee of the Company, receive $1,000 for each Board of Directors meeting attended.

ITEM 7.  Certain Relationships and Related Transactions

         During April, 1996 the Company loaned Mr. Cohn $125,000. Interest is accrued on this amount at one point over prime and was payable together with the principal on August 13, 1999. Accrued interest on this loan was $34,588 at December 31, 1999. Subsequently, the Company's Board of Directors agreed to extend the maturity date of this note indefinitely. The note continues to accrue interest.


         The Company's Audit Committee will review any future transactions with affiliates and make its recommendation to the Board of Directors to ensure such transactions are at arms length.

         The Company's Board will follow the advice of the Audit Committee on transactions that could have the potential appearance of not being an arms length transaction.


         Dr. Myrna Cohn Ph.D., as an outside Director of the Company, was compensated at the rate of one thousand ($1,000) dollars for each board meeting attended. During 1997, Dr. Cohn was compensated thirty five thousand dollars ($35,000) for management consulting in the areas of human resource planning, strategic planning and executive coaching.

ITEM 8.  Description of Securities



         The Company was incorporated on June 13, 1994 in Delaware. The Company has authorized Common Stock of 50,000,000 shares at $.001 par value per share, 14,830,127 shares outstanding at December 31, 1999, plus 1,000,000 authorized shares of $.01 par value per share Preferred Stock and no shares are outstanding at December 31, 1999. The Company has authorized outstanding Class A and Class B Warrants numbering one million four hundred eighty-three thousand and seven hundred fifty (1,483,750) of each class. The Class A Warrants have an exercise price of $1.00 per share and expire on August 15, 2002. The Class B Warrants have an exercise price of $1.50 per share and expire on August 15, 2002. The Company has reserved an equal amount of shares against these warrants.



         Each holder of Common Stock is entitled to receive ratable dividends, if any, as may be declared by the Board of Directors out of funds legally available for the payment of dividends. As of the date of this Offering Circular, the Company has not paid any dividends on its Common Stock, and none are contemplated in the foreseeable future. It is anticipated any earnings that may be generated from operations of the Company will be used to finance the growth of the Company.


         Holders of Common Stock are entitled to one vote for each share held of record. There are no cumulative voting rights in the election of directors. Thus the holders of more than 50% of the outstanding shares of Common Stock can elect all of the directors of the Company if they choose to do so. No one shareholder beneficially owns more than 50% of the Company's Common Stock. A total of 14,380,127 share of Common Stock are outstanding as of December 31, 1999.


         The holders of Common Stock will have no preemptive, subscription, conversion or redemption rights. Upon liquidation, dissolution or winding-up of the Company, the holders of the Common Stock are entitled to receive pro rata the assets of the Company.

         Redeemable Class A Warrants and Redeemable Class B Warrants

         The outstanding shares of 18,973,279 on September 1, 2000 excludes the authorized and unissued Redeemable Class A and Class B Warrants numbering one million four hundred eighty-three thousand and seven hundred fifty (1,483,750) of each class. These warrants are publicly traded with the price generally holding steady at $.06 per warrant.

         Redeemable Class A Warrants

         Each Class A Warrant entitles the holder to purchase one share of Common Stock for a period of four years commencing August 15, 1996, subject to earlier redemption, and will be exercisable at a price of $1.00 a unit. During July 2000 the Class A Warrants' expiration date was extended to August 15, 2002. The Class A Warrants are subject to redemption by the Company at any time on not less then 30 days written notice, at a price of $0.10 per Warrant, provided that the per share closing bid price of the Common Stock exceeds 175% of the exercise price for at least 20 consecutive trading days. For these purposes, the closing bid price of the Common Stock shall be determined by the closing bid price as reported by NASDAQ so long as the Common Stock is quoted on NASDAQ and if the Common Stock is listed on a national securities exchange, shall be determined by the last reported sale price on the primary exchange on which the Common Stock is traded. Holders of Class A Warrants will automatically forfeit all rights thereunder except the right to receive the $0.10 redemption per Warrant unless the Warrants are exercised before they are redeemed.

         Redeemable Class B Warrants

         Each Class B Warrant entitles the holder to purchase one share of Common Stock for a period of four years commencing August 15, 1996, subject to earlier redemption, and will be exercisable at a price of $1.50 a unit. During July 2000, the Class B Warrants' expiration date was extended to August 15, 2002. The Class B Warrants are subject to redemption by the Company at any time on not less then 30 days written notice, at a price of $0.10 per Warrant, provided that the per share closing bid price of the Common Stock exceeds 200% of the exercise price for at least 20 consecutive trading days. For these purposes, the closing bid price of the Common Stock shall be determined by the closing bid price as reported by NASDAQ so long as the Common Stock is quoted on NASDAQ and if the Common Stock is listed on a national securities exchange, shall be determined by the last reported sale price on the primary exchange on which the Common Stock is traded. Holders of Class A Warrants will automatically forfeit all rights thereunder except the right to receive the $0.10 redemption per Warrant unless the Warrants are exercised before they are redeemed.

         The holders of Warrants ("Warrantholders") are not entitled to vote, receive dividends, or exercise any of the rights of holders of shares of Common Stock for any purpose. In addition, the Company has a right to increase the Warrant Exercise Price upon not less than 20 days' prior notice to the Warrantholders if the Company extends the exercise period of the Warrants beyond the four year period.


 Transfer Agent


        The Company's transfer agent is Continental Stock Transfer and Trust Company located at Two Broadway New York, New York, 10004.

PART II.


ITEM 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.


Market Price

         The Company's Common Stock has been quoted on the OTC:BB since July 7, 1997 under the symbol "DDSI". However, as of November 4, 1999 the Company's shares trade only on the pink sheets. The following table set forth, the high and low bid prices for the Common stock for the quarters indicated. As of December 31, 1999 there were 1,853 shareholders of record. The source of the quotes is AOL Ticker.


                                                    Common Stock
                                                      Bid Price
                                               -----------------------
Calendar Year 1998                               Low             High
------------------                              -----            -----

First Quarter                                   $0.38            $0.38
Second Quarter                                  $1.50            $2.00
Third Quarter                                   $0.33            $0.40
Fourth Quarter                                  $0.38            $0.43

Calendar Year 1999                               Low              High
------------------                              -----            -----

First Quarter                                   $0.50            $1.25
Second Quarter                                  $0.39            $0.93
Third Quarter                                   $0.26            $0.42
Fourth Quarter                                  $0.12            $0.30

Calendar Year 2000                               Low              High
------------------                              -----            -----


First Quarter                                   $0.21            $0.48
Second Quarter                                  $0.25            $0.38
Third Quarter                                   $0.21            $0.40


         As of December 31, 1999, there were approximately 14,380,127 shares of Common Stock issued and outstanding.


Dividends


         The Company has not paid or declared any dividends with respect to the Common Stock, nor does it anticipate paying any cash dividends or other distributions on the Common Stock in the foreseeable future. Any future dividends will be declared at the discretion of the Board of Directors and will depend, among other things, on the Company's earnings, if any, its financial requirements for future operations and growth and such other facts as the Company may then deem appropriate.

ITEM 2.  Legal Proceedings

         The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened.

ITEM 3. Recent Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Changes in Registrant's Certifying Accountant.

         1. (i) KPMG LLP was previously the principal accountants for the Registrant. On October 8, 1999, that firm resigned and Ernst & Young, LLP was engaged as principal accountants. The decision to change accountants was approved by the Registrant's Board of Directors. In connection with the audits of the two years ended December31, 1996, there were no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to KPMG LLP's satisfaction, would have caused them to make reference in connection with their opinion to the subject matter of the disagreement.

The audit report of KPMG LLP on the financial statements of the Registrant as of an for the years ended December 31, 1996 and 1995 contained a separate paragraph stating that the Company had suffered recurring losses from operations which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. A letter from KPMG LLP is attached as Exhibit 16.0.

         (ii) The report by Ernst & Young, LLP. as included on the financial statements of the Registrant for the fiscal periods ended December 31, 1999, 1998 and 1997 was modified as to the uncertainty regarding the Company's ability to continue as a going concern.

         2. The Registrant engaged Ernst & Young, LLP as its new independent accountant on October 4, 1999. Registrant did not consult with Ernst & Young, LLP or any other accounting firm regarding the application of accounting principles to a specified transaction , either contemplated or proposed, or the type of opinion that might be rendered regarding Registrant's financial statements.

ITEM 4.  Recent Sales of Unregistered Securities

         A total of 5,066,172 shares of common stock, par value $.001 (the "Shares"), have been issued by the Company within one year prior to the filing of this Form 10-SB for cash or services rendered to the Company, absent registration under the Securities Act of 1933, as amended (the "Securities Act"). These shares were offered pursuant to the exemption provided by Regulation A (11,000,000 Shares) where such offering price was valued at $.30 per share.

Name                                                              Shares
----                                                              ------
SCOTT LAURENCE                                                     54,625
SCOTT LAURENCE                                                     58,333
STUART BECK                                                       156,493
NATIONAL INVESTMENT RESOURCES                                      30,000
THE ADVOCACY GROUP                                                123,716
ALLIANCE EQUITIES, INC                                            166,666
ALLIANCE EQUITIES, INC                                            166,666
AJW PARTNERS LLC                                                  166,667
NEW MILLENIUM CAPITAL PARTNERS II                                 166,667
EQUILIBRIUM EQUITY                                                166,667

AJW PARTNERS LLC                                                  166,667
NEW MILLENIUM CAPITAL PARTNERS II                                 166,667
MARVIN WELSCH IRA                                                  33,334
DAVID M. GOODMAN, M.D.                                            100,000
BLUE CREED VENTURES, LLC                                          166,670
THE RNR 1999 TRUST                                                 83,335
BALALLAN LIMITED                                                   83,335
THE ADVOCACY GROUP                                                100,000
AJW PARTNERS LLC                                                  333,333
NEW MILLENIUM CAPITAL PARTNERS II                                 333,333
ROBERT GOWELL                                                      34,000
ANTHONY VOLLARO                                                    34,000
SANDRA EPSTEIN                                                     33,333
STUART BECK                                                        49,853
ROBERT GOWELL                                                      41,000
AJW PARTNERS LLC                                                  333,333
NEW MILLENIUM CAPITAL PARTNERS II                                 333,333
DAVID M. GOODMAN, M.D.                                            500,000
AJW PARTNERS LLC                                                  442,073
NEW MILLENIUM CAPITAL PARTNERS II                                 442,073
                               TOTAL                            5,066,172


ITEM 5.  Indemnification of Directors and Officers

         The Company's Certificate of Incorporation provides that a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director.

         The Company's Certificate of Incorporation provides that the Company shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to any action, suit or proceeding, whether criminal, civil, administrative or investigative (a "legal action"), whether such legal Action be by or in the right of the corporation or otherwise, by reason of the fact that such person is or was a director or officer of the Company, or serves or served at the request of the Company as a director or officer, of another corporation, partnership, joint venture, trust or any other enterprise. In addition, the Company's Certificate of Incorporation provides for indemnification of any person made or threatened to be made a party to any Legal Action by reason of the fact that such person is or was a director or officer of the Company and is or was serving as a fiduciary of, or otherwise rendering to, any employee benefit plan of or relating to the Company. The indemnification obligation of the Company in the Certificate of Incorporation is permitted under
Section 145 of the General Corporation Law of the State of Delaware.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore unenforceable.

PART F/S:

                          INDEX TO FINANCIAL STATEMENTS

                                    Contents


Report of Independent Auditors...........................................F-1

Audited Financial Statements

Balance Sheets...........................................................F-2
Statements of Operations.................................................F-3
Statements of Shareholders' Equity (Deficit).............................F-4
Statements of Cash Flows.................................................F-5
Notes to Financial Statements............................................F-6

                         Report of Independent Auditors

The Board of Directors and Shareholders
Digital Descriptor Systems, Inc.

We have audited the accompanying balance sheets of Digital Descriptor Systems, Inc. as of December 31, 1999, 1998 and 1997, and the related statements of operations, shareholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Digital Descriptor Systems, Inc. as of December 31, 1999, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that Digital Descriptor Systems, Inc. will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has never been profitable and continues to incur losses from operations and anticipates that it will require additional financing in 2000, which may not be readily available. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans relating to these matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                           /s/ Ernst & Young LLP

Philadelphia, Pennsylvania
February 29, 2000

                        Digital Descriptor Systems, Inc.

                                 Balance Sheets

                                                                      December 31                        June 30,
                                                          1999            1998            1997             2000
                                                    ------------------------------------------------------------------
                                                                                                       (Unaudited)
Assets
Current assets:
    Cash and cash equivalents                         $     287,223    $      78,619   $     145,126   $     594,351
    Investments                                               1,000            1,000          93,542           1,000
    Accounts receivable, less allowance for
       uncollectible accounts of $213,000,
       $132,000 and $129,000 in 1999, 1998 and
       1997 and $131,000 (unaudited) in 2000,
       respectively                                         856,595          889,183         863,898         704,062
    Inventories                                              48,693           47,724          35,413          48,762
    Prepaid expenses                                         13,874           19,112          18,686          12,344
                                                    ------------------------------------------------------------------
Total current assets                                      1,207,385        1,035,638       1,156,665       1,360,519

Note and interest receivable - Officer                      153,650          141,775         133,750         159,588
Software development costs, at cost                         413,604                -               -         413,604
Furniture and equipment, at cost, net                       267,685          179,147         160,055         239,861
Deposits and other assets                                     7,059           16,345          98,275          36,774
                                                    ------------------------------------------------------------------
                                                      $   2,049,383    $   1,372,905   $   1,548,745   $   2,210,346
                                                    ==================================================================

Liabilities and shareholders' equity (deficit)
Current liabilities:
    Accounts payable                                  $     121,137    $     264,675   $     400,659   $     166,762
    Accrued expenses                                        164,814           93,114         259,672          62,732
    Deferred income                                       1,317,934        1,052,817         712,012       1,257,517
    Note payable                                                  -                -          37,500               -
                                                    ------------------------------------------------------------------
Total current liabilities                                 1,603,885        1,410,606       1,409,843       1,487,011

Shareholders' equity (deficit):
   Preferred stock, $.01 par value:
     Authorized shares - 1,000,000
     Issued and outstanding shares - none
   Common stock, $.001 par value:
     Authorized shares - 50,000,000 at
       December 31, 1999 and 1998, 10,000,000 at
       December 31, 1997, and 50,000,000 at
       June 30, 2000 (unaudited)
     Issued and outstanding shares - 14,380,127,
       7,891,128, and 2,503,750 at December 31,
       1999, 1998 and 1997, respectively, and
       18,806,612 at June 30, 2000 (unaudited)               14,380            7,891           2,504          18,806
    Additional paid-in capital                           12,957,544       11,299,317      10,173,376      14,117,184
    Unearned compensation                                   (14,000)         (38,000)        (62,000)         (2,000)
    Accumulated deficit                                 (12,512,426)     (11,306,909)     (9,974,978)    (13,410,655)
                                                    ------------------------------------------------------------------
Total shareholders' equity (deficit)                        445,498          (37,701)        138,902         723,335
                                                    ------------------------------------------------------------------
Total liabilities and shareholders' equity
   (deficit)                                          $   2,049,383    $   1,372,905   $   1,548,745   $   2,210,346
                                                    ==================================================================

See accompanying notes.

                        Digital Descriptor Systems, Inc.

                            Statements of Operations

                                                                                                   Six months ended
                                                            Year ended December 31                      June 30
                                                   1999              1998              1997              2000
                                             -------------------------------------------------------------------------
                                                                                                      (Unaudited)
Revenues:
    Software                                   $    1,189,439    $    1,002,366    $      943,580   $      590,224
    Hardware                                          722,040           623,712           977,363          371,578
    Maintenance                                       539,034           489,409           389,515          304,737
    Consulting                                        236,956           180,174           119,163          113,237
    Other                                             159,714           364,040           558,488           27,562
                                             -------------------------------------------------------------------------
                                                    2,847,183         2,659,701         2,988,109        1,407,338

Costs and expenses:
    Cost of revenues                                  987,931           887,939         1,038,212          803,177
    General and administrative                      1,593,846         1,442,873         1,514,792          790,886
    Sales and marketing                               984,691           892,279           949,573          417,420
    Research and development                          429,599           616,985           338,736          248,420
    Depreciation and amortization                      75,553           134,635           189,319           50,595
    Other (income) expense                            (18,920)           16,921           (24,006)          (4,931)
                                             -------------------------------------------------------------------------
                                                    4,052,700         3,991,632         4,006,626        2,305,567
                                             -------------------------------------------------------------------------
Net loss                                       $   (1,205,517)   $   (1,331,931)   $   (1,018,517)  $     (898,229)
                                             =========================================================================

Net loss per common share (basic
    and diluted)                               $        (.11)    $        (.32)    $        (.41)   $        (.05)
                                             =========================================================================

 Weighted average number of common shares
    outstanding (basic and diluted)
                                                   10,934,900         4,161,270         2,492,147       17,722,649
                                             =========================================================================

See accompanying notes.

                        Digital Descriptor Systems, Inc.

                  Statements of Shareholders' Equity (Deficit)

                  Years ended December 31, 1999, 1998 and 1997


                                                                           Additional
                                                   Common                   Paid-In        Unearned      Accumulated
                                                   Shares       Amount      Capital      Compensation      Deficit           Total
                                              --------------------------------------------------------------------------------------

Balance at December 31, 1996                     2,468,750    $  2,469    $ 10,148,528    $ (86,000)   $ (8,956,461)  $   1,108,536
Stock granted to consultants                        35,000          35          24,848                                       24,883
Amortization of unearned compensation                                                        24,000                          24,000
Net loss                                                                                                 (1,018,517)     (1,018,517)
                                              --------------------------------------------------------------------------------------
Balance at December 31, 1997                     2,503,750       2,504      10,173,376      (62,000)     (9,974,978)        138,902
Issuance of common shares in connection
   with a Reg D Offering, net of
   offering costs                                5,145,075       5,145       1,044,566                                    1,049,711
Stock granted to consultants                       176,357         176          60,833                                       61,009
Common stock warrants exercised                     65,946          66          20,542                                       20,608
Amortization of unearned compensation                                                        24,000                          24,000
Net loss                                                                                                 (1,331,931)     (1,331,931)
                                              --------------------------------------------------------------------------------------
Balance at December 31, 1998                     7,891,128       7,891      11,299,317      (38,000)    (11,306,909)        (37,701)
Issuance of common shares in connection
   with a Reg A Offering, net of
   offering costs                                6,488,999       6,489       1,658,227                                    1,664,716
Cost amortization of unearned compensation                                                   24,000                          24,000
Net loss                                                                                                 (1,205,517)     (1,205,517)
                                              --------------------------------------------------------------------------------------
Balance at December 31, 1999                    14,380,127      14,380      12,957,544      (14,000)    (12,512,426)        445,498
Issuance of common shares in connection
   with a Reg A Offering, net of offering
   costs (unaudited)                             4,426,485       4,426       1,159,640                                    1,164,066
Amortization of unearned compensation
   (unaudited)                                                                               12,000                          12,000
Net loss (unaudited)                                                                                       (898,229)       (898,229)
                                              --------------------------------------------------------------------------------------
Balance at June 30, 2000 (unaudited)            18,806,612    $ 18,806    $ 14,117,184    $  (2,000)   $(13,410,655)  $     723,335
                                              ======================================================================================

See accompanying notes.

                        Digital Descriptor Systems, Inc.

                            Statements of Cash Flows

                                                                                                       Six months ended
                                                                Year ended December 31                      June 30
                                                        1999             1998              1997              2000
                                                  ------------------------------------------------------------------------
                                                                                                          (Unaudited)

Cash flows from operating activities:
   Net loss                                           $(1,205,517)   $  (1,331,931)    $  (1,018,517)   $    (898,229)
   Adjustments to reconcile net loss to net cash
     used in operating activities:
       Depreciation and amortization                       75,553          134,635           189,319           50,595
       Compensation expense in connection with
         issuance of common stock                               -           61,009            24,883                -
       Amortization of unearned compensation               24,000           24,000            24,000           12,000
       Changes in assets and liabilities:
         Accounts receivable                               32,588          (25,285)         (453,094)         152,533
         Inventories                                         (969)         (12,311)          109,623              (69)
         Prepaid expenses and other assets                 14,524           31,504            42,843          (28,185)
         Accounts payable                                (143,538)        (135,984)          198,576           45,625
         Accrued expenses                                  71,700         (166,558)          174,826         (102,082)
         Deferred income                                  265,117          340,805           265,168          (60,417)
                                                  ------------------------------------------------------------------------
Net cash used in operating activities                    (866,542)      (1,080,116)         (442,373)        (828,229)

Cash flows from investing activities:
   Purchase of furniture and equipment                   (164,091)        (103,727)          (24,675)         (22,771)
   Increase in software development costs                (413,604)               -                 -
   Increase in officer note receivable                    (11,875)          (8,025)           (8,750)          (5,938)
   Proceeds from sale of short-term investments                 -           92,542            26,833                -
                                                  ------------------------------------------------------------------------
Net cash used in investing activities                    (589,570)         (19,210)           (6,592)         (28,709)

Cash flows from financing activities:
   Net proceeds from issuance of common stock           1,664,716        1,070,319                 -        1,164,066
   Repayment of note payable                                    -          (37,500)          (50,000)               -
                                                  ------------------------------------------------------------------------
Net cash provided by (used in) financing
    activities                                          1,664,716        1,032,819           (50,000)       1,164,066

Net increase (decrease) in cash and cash
    equivalents                                           208,604          (66,507)         (498,965)         307,128
Cash and cash equivalents at
    beginning of year                                      78,619          145,126           644,091          287,223
                                                  ------------------------------------------------------------------------
Cash and cash equivalents at end of period          $     287,223    $      78,619     $     145,126    $     594,351
                                                  ========================================================================

Supplemental disclosure of cash flow information:
    Cash paid during the year for interest          $       5,615    $      26,823     $       7,577    $       1,748
                                                  ========================================================================

    Conversion of debentures and related
       accrued interest to common stock             $     229,970    $           -     $           -    $           -
                                                  ========================================================================


See accompanying notes.

                        Digital Descriptor Systems, Inc.

                          Notes to Financial Statements

                                December 31, 1999

1. Business

Digital Descriptor Systems, Inc. incorporated in Delaware in 1994, develops, assembles and markets computer installations consisting of hardware and software, which capture video and scanned images, link the digitized images to text and store the images and text on a computer database and transmit this information to remote locations. The principal product of the Company is the Compu-Capture Law Enforcement Program, which is marketed to law enforcement agencies and jail facilities and generated the majority of the Company's revenues during the years ended December 31, 1999, 1998 and 1997. Substantially all of the Company's revenues are derived from government agencies.

On July 7, 1997, the Company commenced trading over-the-counter market for OTC Bulletin Board Stocks as a result of the Company's stocks being delisted from the NASDAQ Small Cap Market. The delisting was due to the Company's failure to meet the maintenance standards to continue to be listed on the NASDAQ Small Cap Market. On May 11, 1998, the Company terminated its certification under section 12(g) of the Securities Exchange Act of 1933 and suspended its duty to file reports under Section 13 and 15(d) of the Securities and Exchange Act of 1934. The Company intends to comply with the listing requirements of NASDAQ with the filing of the financial statements contained herein.

2. Accounting Policies

Basis of Financial Statement Presentation

The financial statements of the Company have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments that might be necessary should the Company be unable to continue in existence. The Company has never been profitable and has incurred substantial losses from operations of approximately $1,206,000, $1,332,000 and $1,019,000 during the years ending December 31, 1999, 1998 and 1997, respectively, and $898,000 (unaudited) during the six months ended June 30, 2000. Losses from operations are continuing through 2000 and the Company anticipates that it will require additional financing in 2000, which may not be readily avaiable. These factors raise substantial doubt about the Company's ability to

                        Digital Descriptor Systems, Inc.

2. Accounting Policies (continued)

continue as a going concern. Management believes that actions presently being taken will allow for the Company to continue as a going concern. Such actions include the increasing revenues from operations, raising funds through additional private placement offerings, generating funds from the exercise of common stock purchase warrants and options, and continued efforts to reduce costs.

Interim Financial Information

The financial statements and disclosures included herein for the six months ended June 30, 2000 are unaudited. These financial statements and disclosures have been prepared by the Company in accordance with generally accepted accounting principles and include all adjustments, consisting of adjustments of a normal and recurring nature, which in the opinion of management, are necessary for a fair presentation of the Company's financial position and the results of its operations and cash flows for this period.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

Cash equivalents include highly liquid investments with original maturities of three months or less. Cash equivalents are comprised of certificates of deposit which have been restricted in connection with performance bonds required in connection with certain contracts that will be completed within three months of the balance sheet date.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market.

                        Digital Descriptor Systems, Inc.

2. Accounting Policies (continued)

Revenue Recognition

The Company licenses software under noncancelable license agreements. Revenues from sale of software licenses to end users is recognized upon persuasive evidence of an arrangement, delivery of the software to a customer, determination that there are no significant post-delivery obligations and collection of a fixed or determinable license fee is considered probable. Equipment revenue is recognized upon delivery of the hardware. Maintenance contracts require the Company to provide technical support and software updates and upgrades to customer. Maintenance revenue is recognized ratably over the term of the maintenance contract, typically one year. Consulting revenues are recognized in the period in which the consulting services are performed.

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets ranging from 2 to 5 years.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable, note receivable, accounts payable and accrued expenses approximates their fair value based on the liquidity of these financial instruments or based on their short-term nature. becomes evident.

Software Development Costs

The Company capitalizes software development costs after technological feasibility of the software is established and through the product's availability for general release to the Company's customers. Technological feasibility of the Company's software development costs is determined when the planning, designing, coding, and testing activities are completed, and the Company has established that the product can be produced to meet its design specifications. All costs incurred in the research and development of new software products and costs incurred prior to the establishment of technological feasibility are expensed as incurred. During the year ended December 31, 1999, $413,604 was capitalized as software development costs in connection with the Company's new product entitled Compu-Scan, a computerized inkless fingerprint device.

Amortization of software development costs will be calculated as the greater of the amount computed using (i) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues of that product or (ii) the straight-line method over the remaining estimated economic life of the product, including the period being reported on. Amortization of such costs will commence when the software becomes available for general release to customers, which is anticipated in 2001. The Company reviews the unamortized software development costs at each balance sheet date and, if necessary, will write down the balance to net realizable value if the unamortized costs exceed the net realizable value of the asset.

                        Digital Descriptor Systems, Inc.

2. Accounting Policies (continued)

Income Taxes

The Company provides for income taxes under the liability method. Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Such differences result from differences in the timing of recognition by the Company of certain expenses, and the periods of amortization and depreciation of certain assets.

Accounting for Stock Options

Financial Accounting Standards Board issued Statement No. 123 ("SFAS 123"), Accounting for Stock-Based Compensation. SFAS 123 provides companies with a choice to follow the provisions of SFAS 123 in determination of stock-based compensation expense or to continue with the provisions of Accounting Principles Board Opinion No. 25 ("APB 25"). The Company has elected to follow the provisions of APB 25. Under APB 25, if the exercise price of the Company's stock options equals or exceeds the market price of the underlying Common Stock on the date of grant, no compensation expense is recognized. The effect of applying SFAS 123 to the Company's stock-based awards results in net loss and net loss per common share that are disclosed on a pro forma basis in Note 7.

Net Loss Per Common Share

Basic loss per share is calculated by dividing the net loss by the weighted average common shares outstanding for the period. Diluted loss per share is calculated by dividing the net loss by the weighted average common shares outstanding of the period plus the dilutive effect of common stock equivalents. No exercise of common stock equivalents were assumed during any period because the assumed exercise of these securities would be antidilutive.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to a concentration of credit risk principally consist of cash and cash equivalents, accounts receivable and note receivable. Concentration of credit risk, with respect to accounts and note receivable, is limited due to the Company's credit evaluation process. The Company does not require collateral from its customers. The Company sells its principal products to end users and distributors in the industry principally in the United States.

                        Digital Descriptor Systems, Inc.

2. Accounting Policies (continued)

Long-Lived Assets

The Company evaluates impairment of its intangible and other long-lived assets in accordance with Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. In making such determination, management compares the estimated future cash flows, on an undiscounted basis, of the underlying operations or assets with their carrying value to determine if any impairment exists. If an impairment exists, any adjustment is determined by comparing the carrying amount to the fair value of the impaired asset.


Comprehensive Income (Loss)

The Company has adopted the Financial Accounting Standards Board Statement No. 130, Reporting Comprehensive Income ("SFAS 130"). SFAS 130 established standards for reporting and presentation of comprehensive income (loss) and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. SFAS 130 was effective for fiscal years beginning after December 15, 1997. The adoption of SFAS 130 did not have a material impact on the Company's results of operations or financial position.

3. Furniture and Equipment

Furniture and equipment consists of the following:

                                             December 31              June 30,
                                   1999        1998        1997         2000
                                 ----------------------------------------------
                                                                    (Unaudited)

Furniture and fixtures           $ 186,705   $ 185,611   $ 184,059   $ 186,705
Computer equipment                 242,289     190,884     181,782     263,897
Vehicles                            22,682      80,089      80,089      22,682
Leasehold improvements              33,813      33,813      32,378      34,977
                                 ----------------------------------------------
                                   485,489     490,397     478,308     508,261
Less accumulated depreciation      217,804     311,250     318,253     268,400
                                 ----------------------------------------------
                                 $ 267,685   $ 179,147   $ 160,055   $ 239,861
                                 ==============================================

4. Debt

During February 1999 through April 1999, the Company issued $225,000 of convertible debentures to 12 investors. These short-term debentures required interest at 12% per annum. The holder had the option of receiving payment at the end of a 50-day period or to convert the debenture to common shares of the Company at a specified conversion price. The $225,000 of debentures plus accrued interest of $4,970 were converted to 766,567 common shares in connection with a Reg A Offering (Note 10).

                        Digital Descriptor Systems, Inc.

4. Debt (continued)

During 1995 the Company entered into a $137,500 bank loan which matured in September 1998. The loan required monthly installments of $4,167, plus interest at 2% above the bank's variable commercial deposit rate. The note was collateralized by a certificate of deposit. The note was repaid to the bank during 1998. Interest expense in connection with this loan was approximately $1,200 and $4,800 during the years ended December 31, 1998 and 1997, respectively.

5. Commitments

The Company leases certain facilities, vehicles and office equipment under operating lease agreements that expire through various dates through 2004. Rental expense under such operating leases was approximately $108,000, $79,000 and $78,000 during the years ended December 31, 1999, 1998 and 1997, respectively, and $35,000 (unaudited) during the six months ended June 30, 2000. Future minimum lease payments subsequent to December 31, 1999 are as follows:

                         2000               $  69,500
                         2001                 177,800
                         2002                   2,800
                         2003                   2,800
                         2004                     900

6. Consultants and Advisors Compensation Plan

During 1997, the Company adopted the Consultants and Advisors Compensation Plan (the Plan). Persons eligible under this Plan include any consultant or advisor of the Company who has provided bona fide services to the Company, except for services provided in connection with the offer or sale of securities in an equity transaction. The Company reserved 300,000 shares of common stock for issuance under this Plan of which 211,357 shares have been awarded through December 31, 1999. Awards may be granted in the form of stock options or stock grants. No awards shall be made after December 31, 2001. During the years ended December 31, 1999, 1998 and 1997, respectively, the Company granted 0, 176,357 and 35,000, respectively, of common shares to various consultants under this Plan, and accordingly, compensation expense of $0, $61,009 and $24,883, respectively, was recorded in connection with these grants based on the fair market value of the Company's stock as of the award date. There were no grants during the six months ended June 30, 2000.

                        Digital Descriptor Systems, Inc.

7. Stock Option Plans

The Company maintains the 1994 Restated Stock Option Plan (the 1994 Plan) pursuant to which the Company reserved 300,000 shares of common stock. The options granted have a term of ten years and are issued at or above the fair market value of the underlying shares on the grant date. The Company also maintains the 1996 Director Option Plan (the Director Plan) pursuant to which the Company reserved 200,000 shares of common stock. Under the Director Plan, each outside director is automatically granted an option to purchase 15,000 shares of common stock (first option) upon adoption of the Director Plan or the date such person becomes a director. Every year thereafter, each outside director is automatically granted an option to purchase 1,000 shares (subsequent option) on each date of the annual meeting if a minimum of six months were served on the Board of Directors. Options granted under the Director Plan are issued at or above the fair market value of the underlying shares on the grant date. A portion of the first option vests at the six month anniversary of the date of the grant and continues over a four-year period. Subsequent options vest on the first anniversary of the grant date. The options expire ten years from the date of the grant.

There were no stock options granted or canceled in 1997. The following is a summary of option activity under all plans:

                                                                                                               Weighted
                                                                1996                         Total Number      Average
                                                1994          Director                           of            Exercise
                                                Plan            Plan           Other           Options           Price
                                            ------------------------------------------------------------------------------

Outstanding at December 31, 1996
   and 1997                                     110,000          33,812              -         143,812             $3.30
     Granted                                     90,000               -              -          90,000               .33
     Canceled                                   (18,000)              -              -         (18,000)              .33
                                            ------------------------------------------------------------------------------
Outstanding at December 31, 1998                182,000          33,812              -         215,812       $ .33-$3.30
     Granted                                          -               -        902,500         902,500               .37
     Canceled                                    (3,000)              -         (6,000)         (9,000)      $ .33-$ .37
                                            ------------------------------------------------------------------------------
Outstanding at December 31, 1999
   and June 30, 2000                            179,000          33,812        896,500       1,109,312       $ .33-$3.30
                                            ------------------------------------------------------------------------------
Exercisable options at December 31,
   1999 and June 30, 2000                        77,999          33,812        896,500       1,008,312
                                            ===============================================================


At December 31, 1999, the remaining contractual life of outstanding options was
9.2 years.

                        Digital Descriptor Systems, Inc.

7. Stock Option Plans (continued)

Pro forma information regarding net loss and net loss per common shares determined as if the Company accounted for stock options granted under the fair value method of SFAS 123 is as follows:

                                                   December 31                          June 30,
                                    1999               1998               1997           2000
                              -------------------------------------------------------------------------
                                                                                      (Unaudited)
     Net loss
       As reported             $  (1,205,517)    $ (1,331,931)      $  (1,018,517)     $  (898,229)
       Pro forma               $  (1,427,271)    $ (1,389,866)      $  (1,068,002)     $  (921,082)

     Net loss per share
       As reported             $       (.11)     $      (.32)       $        (.41)     $    (.05)
       Pro forma               $       (.13)     $      (.33)       $        (.43)     $    (.05)

The Company estimated the fair value of stock options at the date of grant by using a Black-Scholes option pricing model with the following weighted-average assumptions for grants in 1999, 1998 and 1997, as follows: risk-free interest rate of 5.5% for all years; expected life of the option of 5 years; no expected cash dividend payments on common stock, and volatility factors of the expected market price of the Company's common stock of: .879, 1.478 and 1.972, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. As noted above, the Company's stock options are vested over an extended period. In addition, option models require the input of highly subjective assumptions including future stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the fair value estimates, in management's opinion, the Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company's stock options.

                        Digital Descriptor Systems, Inc.

8. Income Taxes

At December 31, 1999, 1998 and 1997, the Company had federal net operating loss carryforwards of approximately $7,633,000, $6,101,000 and $4,766,000, respectively, to offset future federal taxable income expiring in various years through 2019. The Company also has state net operating loss carryforwards of $409,000, $312,000 and $194,000, respectively, to offset future state taxable income expiring in various years through 2019. At December 31, 1999, 1998 and 1997, the Company recorded deferred tax assets of $3,005,120, $2,514,932 and $1,950,655, respectively, which were reduced by a valuation allowance in the same amount as the realization of these deferred tax assets are not certain.

The timing and extent in which the Company can utilize future tax deductions in any year may be limited by provisions of the Internal Revenue Code regarding changes in ownership of corporations due to certain ownership changes of the Company.

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:

                                                                 December 31
                                                   1999              1998              1997
                                             -----------------------------------------------------
Deferred tax assets:
    Net operating loss carryforwards          $    3,003,756     $    2,386,423    $    1,814,118
    Bad debt reserves                                 81,455             50,124            49,064
    Inventory reserves                                 1,454              5,710             5,710
    Depreciation                                      35,066             36,871            35,218
    Accrued expenses                                       -              4,590            24,365
    Unearned compensation                             40,830             31,214            22,180
                                             -----------------------------------------------------
Total deferred tax assets                          3,162,561          2,514,932         1,950,655

Deferred tax liabilities                                   -                  -                 -
Software development                                (157,441)                 -                 -
                                             -----------------------------------------------------
Total deferred tax asset                           3,005,120          2,514,932         1,950,655
                                             -----------------------------------------------------
Valuation allowance                               (3,005,120)        (2,514,932)       (1,950,655)
                                             -----------------------------------------------------
Net deferred tax asset                        $            -     $            -    $            -
                                             =====================================================


                        Digital Descriptor Systems, Inc.

9. Related Party Transactions

During 1996 the Company loaned the President of the Company $125,000 evidenced by a promissory note. The note bore interest at the prime rate plus 1%, and was payable together with the principal on August 13, 1999. The Company's Board of Directors agreed to extend the maturity date of this note indefinitely. At December 31, 1999, 1998 and 1997 and June 30, 2000 accrued interest, included in the note receivable in the accompanying balance sheets, was $28,650, $16,775, $8,750, and $34,588 (unaudited), respectively.

10. Equity Transactions

During 1999, the Company offered up to 11,000,000 shares of its Common Stock at an offering price of $.30 per share for a total proceeds of $3,300,000 in a Reg A Offering. The minimum subscription was $10,000 for 33,344 shares. Through December 31, 1999, 6,488,999 shares were sold generating net proceeds of $1,664,716 ($1,946,699 less offering costs of $281,963) (Note 12).

During 1998 the Company sold 5,145,075 shares of its Common Stock in a Reg D Offering generating net proceeds of $1,049,711.

During October 1998, the Company's Board of Directors approved the increase in its authorized shares of its Common Stock from 10,000,000 to 50,000,000 shares. During May 1997, the Company's shareholders approved the amended and restated Certificate of Incorporation providing for the authorization of 1,000,000 shares of Preferred Stock, par value $.01.

During 1997, in connection with a financing, the Company granted 120,000 warrants to a consultant at an exercise price of $.3125 per warrant. During 1998, 65,946 of such options were exercised generating gross proceeds of $20,608. The remaining warrants expire in August 15, 2000.

                        Digital Descriptor Systems, Inc.

10. Equity Transactions (continued)

In connection with the Company's initial public offering in 1995, the Company issued to each unit holder one Redeemable Class A Warrant and one Redeemable Class B Warrant. The Warrants were immediately detachable and separately transferable. Each Class A Warrant entitled the holder to purchase one share of common stock for $6.00 subject to adjustment, during the four-year period commencing one year from the date of the offering. Each Class B Warrant entitled the holder to purchase one share of common stock for $7.25 subject to adjustment, during the four-year period commencing one year from the date of the offering. The Class A and Class B Warrants are subject to redemption by the Company at any time, (within 30 days notice) at $.10 per warrant provided that the per share closing bid price of the common stock exceeds 175% of the exercise price for the Class A Warrant, and 200% of the exercise price for the Class B Warrant, for at least 20 consecutive trading days. At December 31, 1999 there are 1,483,750 Redeemable Class A Warrants outstanding and 1,483,750 Redeemable Class B Warrants outstanding all of which expire on August 15, 2000 (Note 12).

During July 1994, the Chairman was granted the right to purchase 119,999 shares of Common Stock at $.001 per share in connection with an employment agreement. The Company recorded $120,000 in unearned compensation, based on the fair value of the restricted stock at the date of issuance. Such unearned compensation has amortized to expense in the statement of operations over the period of the employment agreement. Amortization expense of $24,000 was recorded in each of the years ended December 31, 1999, 1998 and 1997, respectively.

During May 1997, the Company's Board of Directors approved an Employee Stock Purchase Plan whereby 100,000 shares of common stock were reserved.

11. Retirement Plan

The Company maintains a 401(k) Savings Plan (Plan) which permits employees to make contributions to Plan on a pretax salary reduction basis in accordance with the Internal Revenue Code. Under the Savings Plan, the employer has the option to match 25% of the employee contributions up to 6% of the employee's eligible salary or 50% of the employee contributions up to 6% of the employee's eligible salary for those participants who are fully vested. Participants vest over a six-year period. The Company did not make any contributions to the Savings Plan during 2000, 1999, 1998 or 1997.

                        Digital Descriptor Systems, Inc.

12. Events "Unaudited" Subsequent to Date of Independent Auditors' Report

Subsequent to December 31, 1999, the Company sold an additional 4,426,485 shares of common stock in connection with the Reg A Offering, generating additional gross proceeds of $1,327,946.

During May 2000, the Company entered into a new five-year operating lease for its office facility. Future minimum lease commitments in connection with this lease are approximately $49,000 in 2000, $99,000 in 2001, $102,000 in 2002,
$105,000 in 2003, $108,000 in 2004 and $55,000 in 2005.

During July 2000, the Company's Board of Directors reduced the exercise price of the Class A Warrants from $6.00 to $1.00, and reduced the exercise price of the Class B Warrants from $7.50 to $1.50. The expiration date for the Class A and Class B Warrants was extended to August 15, 2002.

PART III.

Item 1.     Index to Exhibits

Exhibit
Number      Description
-------     -----------
 2.1*       Certificate of Incorporation of the Company.  Incorporated June 13, 1994.
 2.2*       Restated Articles of Incorporation of the Issuer, May 21, 1997.
 2.3*       Amended Articles of Incorporation.
 2.4*       By-Laws of the Company.
 5.1*       Form of Voting Trust Agreement between Norman Cohn and Garrett U. Cohn.
 6.18*      Security Agreement and Note dated as of August 14, 1996 in the principal
            Amount of $125,000 made by Garrett U. Cohn in favor of the Company.
 6.2*       Resolution to Security Agreement between Norman Cohn and Garrett U. Cohn.
 6.3*       Employee 1997 Stock Option Plan adopted by the Board of Directors February 24, 1998 and subject to stockholder ratification.
 6.5*       Warrant Agreement dated April 19, 1995 between the Company and Jay Teitlebaum.
 6.6*       Warrant Agreement dated June 16, 1995 between the Company and Norman Cohn.
            Incorporated by reference: Form 10-KSB, period December 31,
            1996, File No. 0-26604, Exhibit 4.4.
 6.7*       Lease for the Premises dated May 16, 2000.
 6.8*       Cohn Employment and Non-competition Agreement of Garrett U. Cohn dated July 7, 1994.
            Incorporated by reference:
            Form 10-KSB, period December 31, 1996,
            File No. 0-26604, Exhibit 10.1.
 6.9*       Employment Agreement for Michael Pellegrino.
 6.9.1*     Employment Agreement for Robert Ott.
 6.9.2*     Employment Agreement for Randolph Hall.
10.1        Software License and Royalty Agreement between Company and Harris Corporation
10.2        Agreement for Development of Finger/Slap Scanner Product between the Company and
            ISC/U.S., Inc.
16.0*       Letter re change in certifying accountant.




* Previously filed on Form 10-SB September 20, 2000, File No. 0-26604

                                   Signatures

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant:  Digital Descriptor Systems, Inc.

         Signature                          Title                                    Date
         ----------                         -----                                    ----
By: /s/ Garrett U. Cohn                Chief Executive Officer,                 November 17, 2000
    ---------------------------        Director - Chairman
    Garrett U. Cohn


By: /s/ Michael Pellegrino             Chief Financial Officer,                 November 17, 2000
    ---------------------------        Secretary and Director
    Michael Pellegrino

By: /s/ Michael Ott                    Vice President and Director              November 17, 2000
    ---------------------------
    Michael Ott

By: /s/ Myrna L. Cohn  Ph.d            Director                                 November 17, 2000
    ---------------------------
    Myrna L. Cohn  Ph.d


By: /s/ Randolph W. Hall               Director                                 November 17, 2000
    ---------------------------
    Randolph W. Hall